06009385

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Beneficial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Ste.111
(No. and Street)

Houston, TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Woods (713)781-9708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gainer Donnelly & Desroches
(Name – *if individual, state last, first, middle name*)

5487 San Felipe, Ste.1100 Houston, TX 77057
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 13 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corp., as of the 30th of June, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEAN LEIDELMEYER
Notary Public, State of Texas
My Commission Expires
December 20, 2007

8-24-6

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2006

GAINER DONNELLY & DESROCHES

GOLDEN BENEFICIAL SECURITIES CORPORATION

TABLE OF CONTENTS

GD&D

GAINER DONNELLY & DESROCHES

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation (the "Company") as of June 30, 2006, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer Donnelly & Desroches, LLP

August 2, 2006

Gainer, Donnelly & Desroches, LLP
Certified Public Accountants

5847 San Felipe, Suite 1100
Houston, Texas 77057

TEL 713.621.8090
FAX 713.621.6907

www.gddcpa.com

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

ASSETS:	
Cash and Cash Equivalents	$ 229,107
Deposits with Clearing Organizations	121,009
Commissions Receivable	315,993
Prepaid Expenses	301
Property and Equipment, Net	4,986
TOTAL ASSETS	$ 671,396

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts Payable	$ 26,101
Accrued Liabilities	58,783
Commissions Payable	228,981
Introduced Account Deficits	58,265
Income Taxes Payable	18,735
Deferred Income Taxes	364
TOTAL LIABILITIES	391,229
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common Stock, $1.00 Par Value, 100,000 Shares Authorized, 30,000 Shares Issued and Outstanding	30,000
Additional Paid-in Capital	175,088
Retained Earnings	75,079
Total Stockholder's Equity	280,167
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 671,396

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JUNE 30, 2006

REVENUES:		
Commission, Fee and Interest Income	$	4,501,606
OPERATING EXPENSES		4,369,003
INCOME BEFORE PROVISION FOR INCOME TAXES		132,603
PROVISION FOR INCOME TAXES:		
Current Tax Expense		26,049
Deferred Tax Benefit		(316)
Total Provision for Income Taxes		25,733
NET INCOME		106,870
RETAINED EARNINGS, BEGINNING OF YEAR		(31,791)
RETAINED EARNINGS, END OF YEAR	$	75,079

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 106,870
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	515
Deferred Income Taxes	(316)
(Increase) Decrease in:	
Deposits with Clearing Organizations	50,304
Commissions Receivable	(90,462)
Prepaid Expenses	419
Increase (Decrease) in:	
Accounts Payable	(41,283)
Accrued Liabilities	8,783
Commissions Payable	136,122
Introduced Account Deficits	(49,740)
Income Taxes Payable	18,735
Total Adjustments	33,077
Net Cash Provided by Operating Activities	139,947
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Property and Equipment	(3,377)
NET INCREASE IN CASH AND CASH EQUIVALENTS	136,570
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	92,537
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 229,107

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Beneficial Securities, Inc. ("Beneficial") was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer. Effective March 23, 1999, Beneficial changed its name to Golden Beneficial Securities Corporation (the "Company"). The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents

Cash equivalents include all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Company maintains cash and cash equivalents with a financial institution in Houston, Texas. From time to time, cash balances may exceed the federally insured levels. Management believes the credit risk is low due to the overall financial strength of the financial institution. At June 30, 2006, the Company had amounts exceeding the federally insured levels.

Commissions Receivable

Commissions receivable represent amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2006, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. Depreciation is computed using the straight line method over the estimated useful lives of the assets of 5 years. Depreciation expense charged to operations for the year ended June 30, 2006 totaled $515.

Property and equipment consists of office furniture and computer equipment with a cost of $5,952, net of accumulated depreciation of $966.

NOTE 2 - RELATED PARTY TRANSACTIONS

An affiliate related through common ownership, Augusta Securities, Ltd., provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2006, management fees totaled $598,650 and are included in operating expenses on the accompanying statement of income and retained earnings. At June 30, 2006, the Company owed Augusta $51,977 which is included in accrued liabilities on the accompanying statement of financial condition.

NOTE 3 - INCOME TAXES

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income tax represents the tax payable for the period and the change during the period in deferred tax assets or liabilities.

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting. The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred Tax Assets:		
Accounts Payable, Accrued Liabilities, and Commissions Payable	$	47,080
Deferred Tax Liabilities:		
Commissions Receivable		(47,399)
Prepaid Expenses		(45)
Net Deferred Tax Liability	$	(364)

The Company files a calendar year tax return. During the year ended June 30, 2006, the Company utilized approximately $26,000 in net operating loss carryforwards.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2006, the Company had net capital of $274,880, which was $248,798 in excess of its required net capital of $26,082. The Company net capital ratio was 1.42 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

The Company has entered into agreements with brokers ("carrying brokers") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance sheet risk in that it may be responsible for losses incurred by the carrying brokers resulting from a customer's failure to complete securities transactions as provided for in the agreements. At June 30, 2006, the Company has accrued $58,265 for these losses. This amount is included in introduced account deficits on the accompanying statement of financial condition.

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

Net Capital:		
Stockholders' Equity from Statement of Financial Condition	$	280,167
Non Allowable Assets		(5,287)
		274,880
Haircuts:		
Other Securities - 2% of Portion of Money Market Funds		-
NET CAPITAL	$	274,880
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $391,229)	$	26,082
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		248,798
Excess Net Capital at 1000%	$	235,757
Computation of aggregate indebtedness:		
Total Liabilities from Statement of Financial Condition	$	391,229
Ratio:		
Aggregate Indebtedness to Net Capital		1.42 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of June 30, 2006)

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	276,508
Add: Accounts Payable		10,431
Less: Income Taxes Payable		(11,695)
Deferred Income Taxes		(364)
Net Capital as Reported Above	$	274,880

See Independent Auditor's Report

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
JUNE 30, 2006

Golden Beneficial Securities Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

GD&D

GAINER DONNELLY & DESROCHES

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Golden Beneficial Securities Corporation (the "Company"), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Gainer, Donnelly & Desroches, LLP
Certified Public Accountants

5847 San Felipe, Suite 1100
Houston, Texas 77057

TEL 713.621.8090
FAX 713.621.6907

www.gddcpa.com

To the Board of Directors
Golden Beneficial Securities Corporation
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer Donnelly & Desroches, LLP

August 2, 2006